UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. )*

Dynex Capital, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

26817Q506

(CUSIP Number)

July 20, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Modern Capital Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

132,891

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

132,891

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

132,891

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Modern Capital Institutional Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

277,450

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

277,450

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

277,450

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Modern Capital Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

77,704

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

77,704

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

77,704

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Modern Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

520,006

7.	SOLE DISPOSITIVE POWER

0

84.	SHARED DISPOSITIVE POWER

520,006

95.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

520,006

60.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dennis J. Mykytyn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

665,006

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

665,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

665,006

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). NAME OF ISSUER:

Dynex Capital, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4991 Lake Brook Drive, Suite 100

Glen Allen, Virginia 23060

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Modern Capital Fund, LLC (“Onshore Fund”).

-	Modern Capital Institutional Fund LLC (“Institutional Fund”).

-	Modern Capital Fund Ltd. (“Offshore Fund”).

-	Modern Capital Management LLC (“MCM”).

-	Dennis J. Mykytyn (“Mr. Mykytyn”).

MCM is the investment manager of each of the Onshore Fund, Institutional Fund and the Offshore Fund (collectively, the “Funds”) and of an account it separately manages (the “Separately Managed Account”), and is the manager of the Onshore Fund and Institutional Fund. Mr. Mykytyn is the managing member of MCM. MCM and Mr. Mykytyn may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Funds and the Separately Managed Account. Mr. Mykytyn may also be deemed to have beneficial ownership over shares of Common Stock held in retirement accounts for the benefit of himself and his wife and shares of Common Stock held in a joint account with his wife.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Onshore Fund, Institutional Fund, MCM and Mr. Mykytyn is 22 Petersville Road, Mt. Kisco, New York 10549.

The business address of the Offshore Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.

ITEM 2(c).	CITIZENSHIP:

Mr. Mykytyn is a citizen of the United States.

MCM is a limited liability company formed under the laws of the State of Delaware.

Each of the Onshore Fund and Institutional Fund is a limited partnership formed under the laws of the State of Delaware.

The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

26817Q506

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i) The Onshore Fund beneficially owns 132,891 shares of Common Stock consisting of: (A) 128,646 shares of Common Stock and (B) preferred stock convertible into 4,245 shares of Common Stock.

(ii) The Institutional Fund beneficially owns 277,450 shares of Common Stock consisting of: (A) 268,747 shares of Common Stock and (B) preferred stock convertible into 8,703 shares of Common Stock.

(iii) The Offshore Fund beneficially owns 77,704 shares of Common Stock consisting of: (A) 75,222 shares of Common Stock and (B) preferred stock convertible into 2,482 shares of Common Stock.

(iv) MCM beneficially owns 520,006 shares of Common Stock

consisting of: (A) the 488,045 shares of Common Stock beneficially owned the Funds and (B) 31,961 shares of Common Stock beneficially owned by the Separately Managed Account (which consists of 30,962 shares of Common Stock and preferred stock convertible into 999 shares of Common Stock).

(v) Mr. Mykytyn may be deemed to be the beneficial owner of 665,006 shares of Common Stock consisting of: (A) the 520,006 shares of Common Stock beneficially owned by MCM and (B) 145,000 shares of Common Stock held in retirement accounts for the benefit of himself and his wife and shares of Common Stock held in a joint account with his wife (in the aggregate, such shares consist of 135,000 shares of Common Stock and preferred stock convertible into 10,000 shares of Common Stock).

(vi) Collectively, the Reporting Persons beneficially own 665,006 shares of Common Stock.

(b)	Percent of Class:

(i) The Onshore Fund’s beneficial ownership of 132,646 shares of Common Stock represents 1.0% of all of the outstanding shares of Common Stock.

(ii) The Institutional Fund’s beneficial ownership of 277,450 shares of Common Stock represents 2.1% of all of the outstanding shares of Common Stock.

(iii) The Offshore Fund’s beneficial ownership of 77,704 shares of Common Stock represents 0.6% of all of the outstanding shares of Common Stock.

(iv) MCM’s beneficial ownership of 520,006 shares of Common Stock represents 4.0% of all of the outstanding shares of Common Stock.

(v) Mr. Mykytyn’s beneficial ownership of 665,006 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

(vi) Collectively, the Reporting Persons’ beneficial ownership of 665,006 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Onshore Fund, MCM and Mr. Mykytyn have shared power to vote or direct the vote of the 132,891 shares of Common Stock held by the Onshore Fund.

The Institutional Fund, MCM and Mr. Mykytyn have shared power to vote or direct the vote of the 277,450 shares of Common Stock held by the Institutional Fund.

The Offshore Fund, MCM and Mr. Mykytyn have shared power to vote or direct the vote of the 77,704 shares of Common Stock held by the Offshore Fund.

MCM and Mr. Mykytn have shared power to vote or direct the vote of the 31,961 shares of Common Stock held by the Separately Managed Account.

Mr. Mykytyn has shared power to vote or direct the vote of the 145,000 shares of Common Stock held in retirement accounts for the benefit of himself and his wife and the shares of Common Stock held in a joint account with his wife.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Onshore Fund, MCM and Mr. Mykytyn have shared power to dispose or direct the disposition of the 132,891 shares of Common Stock held by the Onshore Fund.

The Institutional Fund, MCM and Mr. Mykytyn have shared power to dispose or direct the disposition of the 277,450 shares of Common Stock held by the Institutional Fund.

The Offshore Fund, MCM and Mr. Mykytyn have shared power to dispose or direct the disposition of the 77,704 shares of Common Stock held by the Offshore Fund.

MCM and Mr. Mykytn have shared power to dispose or direct the disposition of the 31,961 shares of Common Stock held by the Offshore Fund.

Mr. Mykytn has shared power to dispose or direct the disposition of the 145,000 shares of Common Stock held in retirement accounts for the benefit of himself and his wife and the shares of Common Stock held in a joint account with his wife.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER

PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

The 77,704 shares of Common Stock beneficially owned by the Offshore Fund are held by Modern Capital Master Fund Ltd., a Cayman Islands company and a wholly-owned subsidiary of the Offshore Fund.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 30, 2009

MODERN CAPITAL FUND, LLC

By: Modern Capital Management LLC, as Manager

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn, Managing Member

MODERN CAPITAL INSTITUTIONAL FUND LLC

By: Modern Capital Management LLC, as Manager

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn, Managing Member

MODERN CAPITAL FUND LTD.

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn,	Director

MODERN CAPITAL MANAGEMENT LLC

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn, Managing Member

/s/ Dennis J. Mykytyn

Dennis J. Mykytyn

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Dynex Capital, Inc. dated as of July 30, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 30, 2009

MODERN CAPITAL FUND, LLC

By: Modern Capital Management LLC, as Manager

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn, Managing Member

MODERN CAPITAL INSTITUTIONAL FUND LLC

By: Modern Capital Management LLC, as Manager

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn, Managing Member

MODERN CAPITAL FUND LTD.

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn,	Director

MODERN CAPITAL MANAGEMENT LLC

By: /s/ Dennis J. Mykytyn
Dennis J. Mykytyn, Managing Member

/s/ Dennis J. Mykytyn

Dennis J. Mykytyn

EXHIBIT B

Modern Capital Fund, LLC

Modern Capital Institutional Fund LLC

Modern Capital Fund Ltd.

Modern Capital Management LLC

Dennis J. Mykytyn